CUSIP No. G87264100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Tecnoglass Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

G87264100

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

1969 SW 17th St.

Boca Raton, FL 33486

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

John Randall Waterfield

140 Broadway, 46th Floor

New York, NY 10005

                                      March 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87264100

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,858,516
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,858,516
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.99%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  1 Based on 26,605,366 shares of common stock which includes 24,402,933 shares of common stock outstanding at October 31, 2014, as reported by the Company on its Form 10-Q/A for the quarter ended September 30, 2014, filed with the United States Securities and Exchange Commission on November 12, 2014, plus 2,202,433 shares of common stock that would be created if the Reporting Persons where to exercise warrants and options held.

CUSIP No. G87264100

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 667,641
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 667,641
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.51%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 307,607
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 307,607
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. G87264100

1		NAME OF REPORTING PERSON Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 883,268
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 883,268
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 883,268
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 883,268
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. G87264100

1		NAME OF REPORTING PERSON John Randall Waterfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 857,222
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 857,222
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,858,516
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,858,516
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.99%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock (“Common Stock”), of Tecnoglass Inc. (the “Issuer”), with its principal executive offices located at Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores Barranquilla, Colombia.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

Pinnacle Opportunities Fund, LP, a Delaware limited partnership (“Pinnacle Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”);

Pinnacle Capital Partners, LLC, a Florida limited liability company (“Pinnacle Partners”);

David Sandberg, a United States citizen; and

John Randall Waterfield, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of the Red Oak Fund, the Red Oak Long Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own a portion of the shares as reported in this Statement.  This statement is also being filed on behalf of Mr. Waterfield who directly owns a portion of the shares reported in this Statement and who is a member of a group which includes all Reporting Persons.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Red Oak Fund, the Red Oak Long Fund, Red Oak Partners, Pinnacle Partners, Pinnacle Fund and David Sandberg is 1969 SW 17th St., Boca Raton, FL 33486.  The principal office or business address of Mr. Waterfield is 140 Broadway, 46th Floor, New York, NY 10005.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of cash for securities purchased by the Funds was working capital and totaled $4,614,909.  The source of cash for securities purchased by Mr. Waterfield  was personal funds and totaled $1,068,884.

Item 4.  Purpose of Transaction.

The Reporting Persons have formed a group and will review their investments in the Common Stock and other securities related to the Issuer, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other related securities, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock or other related securities through open market purchases or otherwise;

•

sell Common Stock or other related securities through the open market or otherwise; or

•

otherwise engage or participate in discussions with the Issuer or with other entities or individuals regarding a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 26,605,366 shares of common stock which includes 24,402,933 shares of common stock outstanding at October 31, 2014, as reported by the Company on its Form 10-Q/A for the quarter ended September 30, 2014, filed with the United States Securities and Exchange Commission on November 12, 2014, plus 2,202,433 shares of common stock that would be created if the Reporting Persons where to exercise warrants and options held.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, warrants, and options, other than those owned directly and of record by such Reporting Person.  Unless otherwise indicated, Common Stock reported in this Item 5 held by the Reporting Persons includes all warrants and options held by the Reporting Persons on an as converted basis.

Red Oak Partners beneficially owns 1,858,516 shares of Common Stock, representing 6.99% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 667,641 shares of Common Stock held by the Red Oak Fund, (ii) the 883,268 shares of Common Stock held by Pinnacle Fund, and (iii) the 307,607 shares of Common Stock held by the Red Oak Long Fund.  The beneficial ownership of Red Oak Fund includes 155,977 shares of Common Stock, 484,330 warrants, and 13,667 unit purchase options, each of which convert into 1 share of Common Stock and 1 warrant.  The beneficial ownership of Red Oak Long Fund includes 68,561 shares of Common Stock, 225,962 warrants, and 6,542 unit purchase options, each of which convert into 1 share of Common Stock and 1 warrant.    The beneficial ownership of Pinnacle includes 208,981 shares of Common Stock, 637,282 warrants, and 18,502 unit purchase options, each of which convert into 1 share of Common Stock and 1 warrant.

Mr. Sandberg beneficially owns 1,858,516 shares of Common Stock, representing 6.99% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 1,858,516 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 667,641 shares of Common Stock, representing 2.51% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 883,268 shares of Common Stock, representing 3.32% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 307,607 shares of Common Stock, representing 1.16% of all the outstanding shares of Common Stock.

Mr. Waterfield beneficially owns 857,222 shares of Common Stock, representing 3.22% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 667,641 shares of Common Stock held by the Red Oak Fund, (ii) the 883,268 shares of Common Stock held by Pinnacle Fund, and (iii) the 307,607 shares of Common Stock held by the Red Oak Long Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

Mr. Waterfield has voting and dispositive power with respect to the 857,222 shares of Common Stock.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationships between Mr. Waterfield, Mr. Sandberg, Red Oak Partners and the Funds are described above under Item 2 and Item 4.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2015

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE FUND, LLLP

By:

PINNACLE CAPITAL PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

By:

/s/ John Randall Waterfield

Name:

John Randall Waterfield

Footnotes

1